SIEGEL, LIPMAN, DUNAY, SHEPARD & MISKEL, LLP
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Boca Raton, FL 33486

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December 8, 2008

Robert Littlepage, Accountant Branch Chief
Division of Corporation Finance – MAIL STOP 3720
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Espre Solutions, Inc. (“Espre”)
Item 4.01 Form 8-K
Filed: November 25, 2008
File No. 0-51577

Dear Mr. Littlepage:

Espre is in receipt of your letter dated December 4, 2008.

Espre respectfully requests an extension to December 12, 2008, to respond to the Staff’s comments.

Very truly yours,

/s/ Jonathan L. Shepard

Jonathan L. Shepard
Counsel for Espre Solutions, Inc.

JLS/bjp

cc:	Joseph M. Kempf, Senior Staff Accountant